SECURITIES AND EXCHANGE COMMISSION
			                           WASHINGTON, DC   20549


                             			      FORM 11-K


                	   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
		                          SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

	For the fiscal year ended December 31, 1996

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
	       ACT OF 1934 [NO FEE REQUIRED]

	For the transition period from _____________ to ________________


             		       Commission file number: 1-13462


Full title of the plan and the address of the plan, if different from that of the issuer named below:


            		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
	            	      401(K) PROFIT SHARING PLAN AND TRUST


Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                    			      STORAGE TRUST REALTY
			                          2407 RANGELINE STREET
                    			       COLUMBIA, MO  65202

                		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
	               	      401(K) PROFIT SHARING PLAN AND TRUST

                     			       FINANCIAL STATEMENTS

                     			    DECEMBER 31, 1996 AND 1995

                              				      INDEX

								                                                            Page

Independent Auditors' Report                                        1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits              2
  Statements of Changes in Net Assets Available for Plan Benefits   3
  Notes to Financial Statements                                     4-8

INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Storage Trust Properties, L.P. Integrated 401(k)
  Profit Sharing Plan and Trust


We have audited the accompanying statements of net assets available for plan benefits of Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1996 and for the period from July 1, 1995 (inception of the Plan) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for plan benefits of Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust as of December 31, 1996 and 1995, and the changes in net assets available for the year ended December 31, 1996 and for the period from July 1, 1995 (inception of the Plan) to December 31, 1995, in conformity with generally accepted auditing principles.




DON L. LANDERS AND CO.
Columbia, Missouri
July 11, 1997

          		    STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		                401(K) PROFIT SHARING PLAN AND TRUST

     	      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  			    DECEMBER 31, 1996 AND 1995


											                                     1996            1997
Assets:
  Assets held by Trustee:
    Investments, at market value:
      Mutual funds                              $ 36,855        $  6,161
      Money market funds                          32,964           1,688
      Common shares of Storage Trust Realty       33,426           6,461
    Cash                                              31               -
    Total assets held by Trustee                 103,276          14,310

  Contributions receivable:
    Participants                                   5,935           2,450
    Employer                                       2,651           3,140
    Total contributions receivable                 8,586           5,590

  Interest and dividends receivable                  722             104
  Total assets                                   112,584          20,004

Liabilities                                                            -             -

Net Assets Available for Plan Benefits          $112,584        $ 20,004


The accompanying notes are an integral part of these statements.

		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		     401(K) PROFIT SHARING PLAN AND TRUST

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

		       YEAR ENDED DECEMBER 31, 1996 AND
	PERIOD FROM JULY 1, 1995 (INCEPTION OF PLAN) TO DECEMBER 31, 1995

                            									       1996            1995

Additions to Net Assets:
  Contributions:
    Participants                            $ 66,425        $ 13,588
    Employers                                 22,999           5,437
    Total contributions                       89,424          19,025
  Investment income:
    Unrealized appreciation in fair value
    of investments                             6,690             805
    Realized gains on sales of investments       265               -
    Interest and dividends                     3,839             174
    Total investment income                   10,794             979
  Total additions                            100,218          20,004

Deductions from Net Assets:
  Distributions to participants                7,638               -

Net Increase                                  92,580          20,004

Net Assets Available for Plan Benefits:
  Beginning of period                         20,004                -
  End of period                             $112,584        $ 20,004

The accompanying notes are an integral part of these statements.

           		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
           		     401(K) PROFIT SHARING PLAN AND TRUST

                  			 NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN

	The following description of the Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Agreement, effective as of July 1, 1995, and the First Amendment to the Plan Agreement, effective as of November 1, 1996, for a more complete description of the Plan's provisions.

	General

	The Plan is a defined contribution plan sponsored by Storage Trust Properties, L.P., with adopting employers Storage Realty Management Co. and Storage Trust Realty (the "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

	Those who are eligible to participate in the Plan are full-time employees who have attained the age of 20 years, 6 months and have completed one year of employment (three months for those hired after the effective date of the First Amendment).

	Contributions

	Eligible participants may elect to contribute a portion of their pretax earnings to the Plan ("Elective Contributions"), subject to limitations imposed by the Internal Revenue Service. The Employer matches 50% of the participant's contributions to the Plan, up to 2% of the participant's compensation ("Matching Contributions").

	The Employer may voluntarily contribute additional amounts, subject to limitations imposed by the Internal Revenue Service ("Voluntary Contributions").

	Participant's Accounts

	Each participant's account is credited with (a) the participant's Elective Contributions, (b) the Employer's Matching Contributions, (c) the Employer's Voluntary Contributions, (d) allocations of Plan earnings and (e) forfeitures of terminated participants' non-vested accounts upon distribution of the vested portion of their accounts. Participants are entitled to the benefit that can be provided from the vested portion of the participant's account.

         		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		               401(K) PROFIT SHARING PLAN AND TRUST

               			  NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN (continued)

	Vesting

	Participants are immediately vested on their Elective Contributions and the actual earnings thereon. Vesting for (a) the Employer's Matching Contributions, (b) the Employer's Voluntary Contributions, (c) the allocation of forfeitures and (d) the earnings thereon are based upon the years of service of the participant. A "year of service" is defined as a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after two years of service and vests an additional 20% for each year of service thereafter and is 100% vested after six years of service.

	Forfeitures

	Participants who terminate employment and receive distribution of the vested portion of their account forfeit any non-vested portion of their account. These forfeitures are allocated to all other participants and those employees who are eligible to participate in the Plan.

	Payment of Benefits

	On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount or in periodic installments. For termination of service due to other reasons, a participant may receive an amount equal to the participant's vested interest in their account as a lump-sum distribution.

	Administrative Expenses

	Trustee fees and other expenses of the Plan are paid directly by the Employer.

         		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		              401(K) PROFIT SHARING PLAN AND TRUST

               			 NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	Basis of Accounting

	The financial statements of the Plan are prepared using the accrual method of accounting.

	Investment Valuation and Income Recognition

	Mutual fund, money market fund and common stock investments are stated at fair market determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

	Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

	Distributions to Participants

	Distributions are recorded when paid.

	Estimates

	The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.      TAX STATUS

	The Plan has received a favorable determination letter, dated February 22, 1996, from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a).

	The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

           		     STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		                 	401(K) PROFIT SHARING PLAN AND TRUST

                  			   NOTES TO FINANCIAL STATEMENTS



4. PLAN TERMINATION

	Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its Matching Contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


5. EXCESS CONTRIBUTIONS

	Elective Contributions received from participants during 1996 include $4,491 in excess of amounts allowed by the Internal Revenue Code. These Elective Contributions will be returned to participants in 1997 to satisfy the requirements of the Internal Revenue Code.

             		   STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		                  401(K) PROFIT SHARING PLAN AND TRUST

                    			 NOTES TO FINANCIAL STATEMENTS


6. INVESTMENTS

	The Plan's investments are held in a bank-administrated trust fund. Investments at fair value, as determined by quoted market price, at December 31, 1996 and 1995 include the following:


											                                    1996            1995

	Mutual Funds:
	  Fidelity Advisor Growth Opportunity Fund
	  (735 and 123 units)                         $ 25,933        $  3,891
	  Fidelity Advisor Long-Term Bond Fund
	    (813 and 168 units)                          8,535           1,820
	  Fidelity Advisor Overseas Stock Fund
	    (155 and 31 units)                           2,387             450
	  Total                                         36,855           6,161
	Money Market Funds:
	  Fidelity Daily Money Market Fund
	    (32,811 and 1,604 units)                    32,811           1,604
	  SEI Daily Income Treasury Fund
	    (153 and 84 units)                             153              84
	  Total                                         32,964           1,688
	Common shares of Storage Trust Realty
	  (1,238 and 284 shares)                        33,426           6,461

	Total                                         $103,245        $ 14,310


	During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the periods) appreciated (depreciated) in value as follows:

											                                    1996            1995
	Fidelity Advisor Growth Opportunity Fund      $  1,118        $     56
	Fidelity Advisor Long-Term Bond Fund               (65)             13
	Fidelity Advisor Overseas Stock Fund                50               8
	Common shares of Storage Trust Realty            5,587             728

	Total                                         $  6,690        $    805

                     						     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

				            STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		              			401(K) PROFIT SHARING PLAN AND TRUST


Date: July 11, 1997                                     /s/ Stephen M. Dulle
																		                                          Stephen M. Dulle
														                                              Plan Administrator